gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

October 5, 2006

Mail Stop 6010

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc. (“IFW”)

Registration Statement Form SB-2/Amendment 1

File No.: 333-136487

Dear Mr. Riedler:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of International Food and Wine Consultants, Inc.  The paragraph numbers below correspond to the numbered comments in your September 6, 2006 letter of comment.

General

1.

Noted.

2.

The Table of Contents has been moved to the outside back cover of the prospectus.

3.

We have added disclosure to indicate that we believe that the various terrorist activities reduced the number of vacations taken by Americans in Europe. Vacationing Americans make up most of our enrollees.

Registration Cover Page

4.

Footnote 1 to the registration fee table follows the table.

Prospectus Cover Page

5.

The legend required by Item 501(a)(10) is on the cover page of the prospectus.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

Prospectus Summary

6.

We have clarified to indicate that all references to our operations include all of our operations since our inception in 1989.

Risk Factors

General

7.

Risk Factors have been reorganized into two principal groups, one emphasizing the Company’s operations (in order of our assessment of importance) and the other emphasizing (in order of our assessment of importance) matters impacting the common stock.

8.

Subheadings have been edited where appropriate.

9.

General phrases have been expanded and clarified where appropriate.

10.

Cross references in Risk Factors have been eliminated.

11.

We do not believe that any additional risk factors are necessary. We do not have any proprietary interests and face few if any regulatory issues in Italy.

12.

We do not believe that a risk factor is appropriate for relying on chefs, kitchens or hotels in Italy for which we have no ongoing contracts. We believe that each of these could be replaced if and when necessary without significant disruptions to our business.

13.

We have added Risk Factor #9 disclosing that we have only two directors which limits our ability to establish effective independent corporate governance procedures and increases the control of our president.

1. IFW may need financing which may not be available

14.

The cash burn rate is based almost entirely on the number of class participants. As such, it varies with each group of class sessions. It cannot be quantified on any consistent basis. We have clarified our Risk factor to make this fact clear.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

15.

We have indicated that needed financing is unlikely to exceed $100,000 which would be used principally for marketing.

16.

We have clarified and conformed the subheading with the body of Risk Factor #1.

IFW is and will continue to be completely dependent on the services of our founder and president

17.

We have added new Risk Factor #4 to address the need for additional instructors tied directly to an increase in our class participation level.

Provisions of our articles of incorporation and/or Nevada law could deter a change of our management

18.

We have made suggested changes and described the impact of our anti-takeover provisions in Risk Factor #18.

If a market develops for our shares, Rule 144 sales may depress prices in that market.

19.

We have disclosed the number of shares subject to Rule 144 in Risk Factor #16 as well as in the third paragraph to “Market For Securities”.

The ability of our president to control our business limits minority shareholders’ ability to influence corporate affairs.

20.

We have disclosed that our president currently beneficially owns 94% of our outstanding common stock in Risk Factor #6.

The market for penny stocks has experienced numerous frauds and abuses…

21.

We have made the requested disclosure in Risk Factor #15.

The costs to meet our reporting and other requirements as a public company…

22.

The suggested changes have been made. The portion of the discussion which could be considered mitigating in nature is in Liquidity.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

23.

See Item 22 above.

24.

We have clarified the discussion in Liquidity that Ms. Clark has agreed to defer compensation if necessary. No deferrals have been necessary to date. If a deferral is needed, the amount deferred will be accrued and paid to Ms. Clark if and when cash flow permits.

Ms. Clark, our president and chief financial officer, has no meaningful accounting or financial reporting education or experience.

25.

We have made the requested changes in Risk Factor #7.

Selling Stockholders

26.

As indicated in prospectus section entitled “Selling Stockholders” subsequent to issuance of 9,400,000 shares to IFW’s President an additional 600,000 shares were issued to 39 shareholders at $.001 per share.  The total number of persons solicited was these 39 persons.

We have been advised that 7 of such shareholders have identified themselves as accredited investors.  All shares were issued in accordance with exemption afforded under Section 4(2) of the Securities Act as indicated in the aforesaid Selling Stockholders section as well as in Item 26 to the Registration Statement.  Each of the shareholders who was not an accredited investor represented that he had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the investment (See Exhibit 10.4).

27.

The requested revision has been made.

28.

The first paragraph below the Selling Stockholder table indicates that none of the Selling Stockholders is a broker/dealer or an affiliate of a broker/dealer.

Determination of Offering Price

29.

We have added disclosure indicating that the registration statement, of which the prospectus is a part, must be effective in order for our securities to be eligible for quotation on the OTCBB.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

30.

We have made the requested changes.

Management’s Discussion and Analysis or Plan of Operation

31.

We have made the revisions requested.

Operations

32.

The MD&A has been edited to clarify and strengthen the fact that the principal issue impacting everything about our business is the number of enrollees for each class. We have no way of predicting in advance how many enrollees we will have in the future.

Liquidity

33.

We have modified Liquidity to indicate that we would need some form of financing if class participation decreased significantly, and we decide to conduct similar numbers of classes as in the past.

34.

We have made the requested disclosures in the final paragraph of Liquidity.

35.

We have made the requested disclosures in the final paragraph of Liquidity.

Recent Accounting Pronouncements

36.

The appropriate correction has been made.

Marketing and Competition

37.

We have expanded our disclosure about competitors, but no objective information is available to us to provide specific numerical or statistical data.

Consulting and Writing

38.

We have added disclosure that consulting engagements and writing have not been material in recent years. However, we are considering seeking more such engagements if class participation decreases. No contracts exist.

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

Property

39.

We have made the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons

40.

We have made the requested revision.

41.

We have disclosed that Ms. Clark has been a fulltime employee with us since our inception.

Description of Capital Stock

42.

We have made the requested disclosure in the last sentence of the Introduction.

43.

We have added disclosures concerning the “certain provisions” of Nevada law referred to in this section.

Plan of Distribution

44.

We have eliminated the reference to indemnifying the Selling Shareholders. No such agreement exists.

45.

We have changed references to the OTCBB from “listed” to “quoted.”

Where You Can Find More Information

46.

We have made the requested change.

Note 2 - Summary of Significant Accounting Policies

 Revenue Recognition

47.

In cases in which we provide the hotel accommodations, we are completely responsible for costs incurred. In those cases, we bill a fee to our customer that includes all costs of our program, including accommodations. The relevant portions of EITF 99-19 are:

gary b. wolff, p.c.

  Counselor At Law

Jeffrey Reider, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 5, 2006

Re:

International Food and Wine Consultants, Inc.

Registration Statement Form SB-2/A1

File No.: 333-136487

EITF 99-19 Position	Comment

The company is the primary obligor in the arrangement	IFW is the primary obligor in all cases

The company has latitude in establishing price	IFW is the sole determinant of its program price to its enrollees.

The company changes the product or performs part of the service	IFW puts together an entire program which combines several different services.

The company has discretion in supplier selection	IFW selects vendors

The company has credit risk	IFW has all credit risk for payments due to hotels and others included in its packages.

Based on the above, it appears that IFW is the principal in these transactions.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

International Food and Wine Consultants, Inc.

Most & Company, LLP